UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2016
Commission File Number 000-50766
GENOIL INC.
 (Translation of registrant's name into English)

One Rockefeller Plaza 11th Floor
New York, NY 20020
  (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ] No [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note
Amendment number one on form 6K of Genoil, Inc. as originally filed with the Securities and Exchange Commission (SEC) on April 19, 2016.  This form 6KA amends the Original Filing solely for the purpose of correcting the Consolidated Statement of Operations on page 34 to reflect the corrected Basic Diluted Income (Loss) per share from $405,351,502.00 to $.00227939947 for 2015 and $.00146020839 for 2014 from $393,280.168.00.  The weighted average of number of shares outstanding was changed from 0 to 405,351,502 in 2015 and from 0 to 393,280,168 in 2014.  Except as described above, no other changes have been made to the original filing.

Exhibit

99.1	Management's Discussion and Analysis
99.2	Independent auditor's report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc.
(Registrant)

Date: April 14, 2016	By:	/s/ David Lifschultz
	Name:	David Lifschultz
	Title:	CEO

SEC 1815 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.